
11007710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission File Number: 1-6453

A. Full title of the plan and the address of the plan, if different from that of the issues named below:

NATIONAL SEMICONDUCTOR CORPORATION RETIREMENT AND SAVINGS PROGRAM
(title of plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office;

NATIONAL SEMICONDUCTOR CORPORATION
2900 Semiconductor Drive, P.O. Box 58090
Santa Clara, California 95052-8090

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

Table of Contents

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

REQUIRED INFORMATION

Items 1-3
National Semiconductor Corporation Retirement and Savings Program Financial Statements and Supplemental Schedules for the years ended December 31, 2010 and 2009, together with Report of Independent Registered Public Accounting Firm prepared in accordance with the standards of the Public Company Accounting Oversight Board and the financial reporting requirements of ERISA.

NATIONAL SEMICONDUCTOR CORPORATION

RETIREMENT AND SAVINGS PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010 AND 2009

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

TABLE OF CONTENTS



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
National Semiconductor Corporation
Retirement and Savings Program

We have audited the accompanying Statements of Net Assets Available for Benefits of the **National Semiconductor Corporation Retirement and Savings Program** (the Program) as of December 31, 2010 and 2009, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan LLP
Oakland, California
June 17, 2011

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
Assets		
Investments, at Fair Value:		
Money Market Fund and Interest-Bearing Cash	$ 100,282,482	$ 110,271,274
Common Stock - National Semiconductor Corporation	49,028,889	59,981,553
Mutual Funds	638,960,486	582,098,221
Total Investments at Fair Value	788,271,857	752,351,048
Receivables:		
Employer Contributions	1,187,501	1,105,971
Investment Income	809,026	951,933
Notes Receivable from Participants	9,621,028	9,904,249
Total Receivables	11,617,555	11,962,153
Total Assets	799,889,412	764,313,201
Liabilities		
Payable for Investments Purchased	1,235	463,575
Total Liabilities	1,235	463,575
NET ASSETS AVAILABLE FOR BENEFITS	$ 799,888,177	$ 763,849,626

The accompanying notes are an integral part of the financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Additions to Net Assets Attributed to:		
Income from Investments:		
Net Realized and Unrealized Appreciation in Fair Value of Investments	$ 70,759,358	$ 151,333,913
Dividends	9,611,839	10,269,114
Total Income from Investments	80,371,197	161,603,027
Interest on Notes Receivable from Participants	358,327	470,299
Contributions:		
Participants	21,410,191	23,749,143
Employer	13,266,905	14,455,190
Total Contributions	34,677,096	38,204,333
Total Additions	115,406,620	200,277,659
Deductions from Net Assets Attributed to:		
Benefit Distributions	79,297,538	81,264,797
Administrative Expenses	70,531	60,149
Total Deductions	79,368,069	81,324,946
Net Increase	36,038,551	118,952,713
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR	763,849,626	644,896,913
END OF YEAR	$ 799,888,177	$ 763,849,626

The accompanying notes are an integral part of the financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

(1) Description of the Program

The following description of the **National Semiconductor Retirement and Savings Program** (the Program) provides only general information. For a complete description of the Program's provisions, participants should refer to the Program document.

General
The Program is a defined contribution plan sponsored by National Semiconductor Corporation (the Company or NSC as the Program Sponsor). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Program is administered by the Administrative Committee. Fidelity Management Trust Company is the Trustee of the Program. Fidelity Investments serves as the Recordkeeper.

Trust Fund
A trust fund (the Trust) was created under terms of an agreement between the Company and Fidelity Management Trust Company. The Trust comprises all of the cash and stock contributions to the Program, the investment of such contributions, any resulting earnings, losses, appreciation, and depreciation, less payments made to participants. Under the agreement, the cash contributions are used to purchase mutual funds issued by Fidelity Investments and other mutual fund companies. A NSC Stock Fund accounts for employee and employer cash contributions used in purchasing NSC Common Stock, as well as NSC Common Stock employer contributions.

Contributions
Participants may elect to contribute to the Program any whole percentage of eligible compensation up to a maximum of 30%. Contributions made by participants are subject to a maximum tax-deferred total of $16,500 for participants under age 50 for calendar years 2010 and 2009. Additional catch-up contributions of $5,500 are permitted for participants age 50 and over in 2010 and 2009.

The Company's annual matching contribution is 150%, or any other percentage as the Board may determine for any given Program year or years, of the participants' elected contribution made as of any given pay date that are not in excess of 4% of such participant's eligible compensation for such pay date.

(1) Description of the Program (Continued)

Contributions (Continued)

The percentage and maximum amount the Company contributes is determined by the Board of Directors. The Company contributed $13,266,905 and $14,455,190 for the years ended December 31, 2010 and 2009, respectively.

The Company ceased all profit sharing contributions to the Program following the end of its 2004 fiscal year (see Vesting discussion).

The total additions credited to a participant's accounts in a given year shall not exceed the lesser of 100% of the participant's W-2 compensation for the year or $49,000 for calendar years 2010 and 2009, as adjusted for increases in the cost of living.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contributions and forfeitures of terminated participants' non-vested accounts and (b) unrealized gains/losses as of each Program year end. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are also immediately vested in the Company's matching contributions at the time contribution is made.

The Program experienced a partial termination for the period from November 1, 2008 through December 31, 2009. As a result, any participant who terminated since November 1, 2008 became 100% vested in his or her Profit Sharing Contribution Account under the Program. In addition, any participant who was actively employed on or after June 1, 2009 will also be 100% vested in his or her Profit Sharing Contribution Account under the Program. Prior to June 1, 2009, the Company's profit sharing contributions vested to participants over a 7 year period, 20% after 3 years of service and 20% annual increments for each additional year of service through year 7 with full vesting occurring upon completion of the 7th year.

(1) Description of the Program (Continued)

Notes Receivable From Participants

Notes receivable from participants totaled $9,621,028 and $9,904,249 as of December 31, 2010 and 2009, respectively. Participants may borrow the lesser of 50% of their total vested Retirement and Savings Program account balances or $50,000, with other limitations as described in the Program document. Interest rates are set on the first business day of the month, and are equal to the Prime Rate as quoted by Reuters.

Repayment terms are generally up to 5 years, and may be extended to 10 years for residential loans. Repayment of loans generally is made through payroll deductions. In the event a participant is laid off, on an authorized leave of absence, is for any reason not receiving a paycheck, or is separated from service, such participant shall make direct monthly payments on any loan outstanding. In the event payment is not received by 90 days after the due date, the loan will be in default. Any unpaid balances considered in default are converted to distributions at the time the default occurs.

Payment of Benefits

The Program provides for distribution of benefits in the event of termination based on vesting schedules, as discussed above. Participants who terminate for reasons of normal retirement at age 65, death, or disability become 100% vested regardless of years of service. Early retirement requires the participant to be age 55 or older provided that the sum of the participant's age plus years of service equals or exceeds 65.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Program are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Program management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

(2) Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition
Investments are stated at fair market value in accordance with Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures* (ASC 820). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Investment transactions are accounted for on the date the securities are purchased or sold (trade date). The difference between fair value and cost of investments held and net realized gain or loss on sale of investments (difference between the proceeds received and the amortized cost of investments sold) is reflected in the Statement of Changes in Net Assets Available for Benefits as net realized and unrealized appreciation in fair value of investments. Dividends are recorded on the ex-dividend date. Interest income is accrued as earned.

The NSC Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of NSC common stock and short term cash investments sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of NSC common stock and the cash investments held by the Fund. At December 31, 2010, 3,189,337 units were outstanding with a value of $16.03 per unit. At December 31, 2009, 3,577,906 units were outstanding with a value of $17.42 per unit.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Program Document.

Payment of Benefits
Benefit distributions are recorded when paid.

Administrative Expenses
Certain investment expenses related to mutual funds and recordkeeping fees are charged to participants investing in those funds. Other fees and administrative expenses of the Program are paid by the Company.

(2) Summary of Significant Accounting Policies (Continued)

Reclassification

For plan year 2010 reporting, the Company reclassified participant loans on the Statements of Net Assets Available for Benefits for all years present as Notes Receivable from Participants as required by Accounting Standard Update 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* (ASU 2010-25). The reclassification did not have a material effect on the net assets of the Program, as the fair value of the Notes Receivable from Participants are carried at unpaid principal balance plus accrued but unpaid interest, which was considered a good faith estimate of fair value. As ASU 2010-25 applies only to financial statements prepared in accordance with GAAP, it will not affect the classification of Notes Receivable from Participants on the Form 5500. Notes Receivable from Participants continue to be reported as investments on Form 5500, Schedule H, line 1c(8). Because ASU 2010-25 will not result in a difference between total net assets reported in the Form 5500 and the Program's financial statements, there is no reconciling note in the Program's financial statements.

The adoption of ASU 2010-25 for plan year 2010 reporting also eliminated the need to calculate fair values and present disclosures for Notes Receivable from Participants in accordance with ASC 820. In addition, ASU 2010-25 excludes Notes Receivable from Participants from the definition of financing receivables and would not be subject to the requirements of ASU No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. FASB believes that any individual credit risk related to Notes Receivable from Participants is mitigated by the fact that these notes receivable are secured by the participant's vested balance. If a participant were to default, the participant's account balance would be offset by the unpaid balance of the notes receivable and the participant would be subject to tax on the unpaid notes receivable balance. As such, the participant is the only party affected in the event of a default.

(2) Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncement

In January 2010, ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, expanded the required disclosures about fair value measurements. ASU 2010-06 requires 1) separate disclosure of significant transfers into and out of Level 1 and Level 2, along with reasons for such transfers; 2) separate presentation of gross purchases, sales, issuances, and settlements in the Level 3 reconciliation; and 3) presentation of fair value disclosures by "nature and risk" class for all fair value assets and liabilities. The requirements of ASU 2010-06 are effective for the current reporting period except for the level 3 reconciliation disaggregation which is required in 2011 reporting. The Program's financial statements are presented to conform to the requirements of ASU 2010-06.

(3) Investments

Participants may direct the investment of their account balances into the following funds offered through Fidelity as the Program Trustee: Fidelity Institutional Money Market Portfolio, Fidelity Intermediate Bond Fund, Fidelity Puritan Fund, Fidelity Contrafund, Spartan U.S. Equity Index Fund, Spartan International Index Fund, Fidelity Low-Priced Stock Fund, American Funds EuroPacific Growth Fund, Morgan Stanley Institutional Capital Growth Portfolio, Janus Enterprise Fund, RS Small Cap Growth Fund, Davis New York Venture Fund, Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Lord Abbett Mid-Cap Value Fund, Harbor Small Cap Value Fund, Western Asset Core Plus Bond Portfolio, NSC Stock Fund, Vanguard Target Retirement Income Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Total Bond Market Index Fund, and the Vanguard Inflation-Protected Securities Fund. In 2010, the share class of the Janus Enterprise Fund, the RS Small Cap Growth Fund, the American Funds EuroPacific Growth Fund, and the Western Asset Core Plus Bond Portfolio were each changed to a lower cost share class of the same fund. The new share class has lower overall expenses while maintaining the fund's same investment strategy and risk.

(3) Investments (Continued)

Investments that represent 5% or more of the Program's net assets available for benefits at December 31, 2010 and 2009 are summarized as follows:

	2010	2009
Fidelity Institutional Money Market Portfolio	$ 98,991,133	$ 108,393,150
Fidelity Contrafund Class K	170,958,522	160,538,748
Fidelity Puritan Fund Class K	93,664,680	89,856,489
Fidelity Intermediate Bond Fund	46,706,578	44,110,816
Fidelity Low-Priced Stock Fund Class K	52,938,531	44,726,876
Spartan U.S. Equity Index Fund Investor Class	41,707,931	*
American Funds Euro-Pacific Growth Fund R6	43,300,057	49,328,529
National Semiconductor Corporation Common Stock	49,028,889	59,981,553

* Investment was less than 5% of the Program's net assets at end of the year.

The Program's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $70,759,358 and $151,333,913 for the years ended December 31, 2010 and 2009, respectively, as follows:

	2010	2009
Common Stock	$ (4,118,285)	$ 25,594,159
Mutual Funds	74,877,643	125,739,754
	$ 70,759,358	$ 151,333,913

(4) Fair Value Measurements

Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures* (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Program has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Money market fund and interest-bearing cash: Valued at cost, which approximates fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

(4) Fair Value Measurements (Continued)

Mutual funds: Valued at the net asset value of shares held by the Program at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Program's investments at fair value at December 31, 2010 and 2009:

	Investments at Fair Value at December 31, 2010			
	Level 1	Level 2	Level 3	Total
Money Market Fund and Interest-Bearing Cash	$ 100,282,482	$ -	$ -	$ 100,282,482
Common Stock	49,028,889	-	-	49,028,889
Mutual Funds:				
Small Cap Stock Funds	63,866,079	-	-	63,866,079
Mid to Large Cap Stock Funds	279,400,054	-	-	279,400,054
Small to MidCap Growth Funds	33,191,810	-	-	33,191,810
International Funds	72,907,352	-	-	72,907,352
Bond Funds	75,140,536	-	-	75,140,536
Blended Funds	114,454,655	-	-	114,454,655
Total investments at fair value	$ 788,271,857	$ -	$ -	$ 788,271,857

	Investments at Fair Value at December 31, 2009			
	Level 1	Level 2	Level 3	Total
Money Market Fund and Interest-Bearing Cash	$ 110,271,274	$ -	$ -	$ 110,271,274
Common Stock	59,981,553	-	-	59,981,553
Mutual Funds:				
Small Cap Stock Funds	53,180,457	-	-	53,180,457
Mid to Large Cap Stock Funds	256,332,070	-	-	256,332,070
Small to MidCap Growth Funds	25,994,352	-	-	25,994,352
International Funds	79,235,616	-	-	79,235,616
Bond Funds	63,282,499	-	-	63,282,499
Blended Funds	104,073,227	-	-	104,073,227
Total investments at fair value	$ 752,351,048	$ -	$ -	$ 752,351,048

(5) Related Party Transactions

Certain Program investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the recordkeeper as defined by the Program and, therefore these transactions qualify as party-in-interest transactions.

For the years ended December 31, 2010 and 2009, the dividend income on shares of NSC Common Stock held by the Program was $1,426,506 and $1,372,959, respectively. At December 31, 2010 and 2009, the Program also had a dividend receivable of $359,112 and $326,038, respectively, on shares of NSC Common Stock held by the Program.

(6) Program Termination

The Company has established the Program with the bona fide intention and expectation that it will continue indefinitely and the Company will be able to make its contributions indefinitely. However, the Company is under no obligation to continue its contributions or maintain the Program for any given length of time and may, at its sole and absolute discretion, completely discontinue its contributions or terminate the Program at any time without liability. In the event of termination of the Program or complete discontinuance of contributions, the full value of the accounts of all participants shall become fully vested and nonforfeitable.

In the event of partial termination of the Program, the full value of the accounts of the participants involved in the partial termination shall become fully vested and nonforfeitable.

(7) Federal Income Taxes

The Program obtained its latest determination letter on May 29, 2008, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Program has been amended since receiving the determination letter. However, the Program Administrator and the Program's tax counsel believe that the Program, as amended, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7) Federal Income Taxes (Continued)

GAAP requires Program management to evaluate tax positions taken by the Program and recognize a tax liability (or asset) if the Program has taken an uncertain position than more than likely than not that would not be sustained upon examination by the IRS. The Program Administrator has analyzed the tax positions taken by the Program, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Program is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Program Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(8) Risks and Uncertainties

The Program invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(9) Subsequent Events

On April 4, 2011, Texas Instruments Incorporated (TI) signed a definitive agreement under which TI will acquire the Company for $25 per share in an all-cash transaction of about $6.5 billion. The impact of the acquisition on the Program has not been determined at this time.

Other than those noted above, the Program's financial statements have been evaluated for subsequent events or transactions through June 17, 2011, the date the financial statements were available to be issued. The Company determined there are no other subsequent events or transactions that require disclosure to or adjustment in the financial statements.

SUPPLEMENTAL SCHEDULE

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
EIN 95-2095071 PLAN NO. 001
SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Interest-bearing cash	$ 1,291,349	$ 1,291,349
*	Fidelity	Institutional Money Market Portfolio	98,991,133	98,991,133
*	Fidelity	Contrafund Class K	123,097,388	170,958,522
*	Fidelity	Puritan Fund Class K	72,041,392	93,664,680
*	Fidelity	Intermediate Bond Fund	45,016,629	46,706,578
*	Fidelity	Low-Priced Stock Fund Class K	34,839,937	52,938,531
	Spartan	U.S. Equity Index Fund - Investor Class	41,069,261	41,707,931
	Spartan	International Index Fund - Advantage Class	844,331	1,035,481
*	National Semiconductor Corporation	Common Stock	52,913,075	49,028,889
	American Funds	EuroPacific Growth Fund R6	39,542,842	43,300,057
	Dodge & Cox	Stock Fund	37,183,874	33,880,783
	Dodge & Cox	International Stock Fund	29,003,416	28,571,814
	Janus Funds	Enterprise Fund I	17,807,214	21,187,861
	Harbor Capital Advisors, Inc.	Small Cap Value Fund Institutional Class	10,207,772	10,927,548
	Morgan Stanley Investment Management, Inc.	Capital Growth Fund Class I	15,168,636	19,862,983
	Western Asset	Core Plus Bond Portfolio Institutional Class	14,215,025	14,433,341
	Lord Abbett	Mid-Cap Value Fund Class Y	11,009,755	10,435,370
	RS Investment Management, Inc.	Small Cap Growth Fund Class Y	10,149,864	12,003,949
	Davis	New York Venture Fund Class Y	2,195,773	2,554,465
	Vanguard	Target Retirement 2010 Fund	2,114,720	2,249,862
	Vanguard	Total Bond Market Index Fund Institutional Shares	10,484,737	10,676,331
	Vanguard	Vanguard Inflation-Protected Securities Fund Admiral Shares	3,211,286	3,324,286
	Vanguard	Target Retirement 2020 Fund	2,514,716	2,910,104
	Vanguard	Target Retirement 2015 Fund	3,424,261	3,648,875
	Vanguard	Target Retirement 2025 Fund	2,752,290	3,042,508
	Vanguard	Target Retirement 2035 Fund	2,016,023	2,171,150
	Vanguard	Target Retirement 2030 Fund	2,071,941	2,231,260
	Vanguard	Target Retirement Income Fund	1,660,466	1,765,120
	Vanguard	Target Retirement 2045 Fund	1,345,973	1,542,465
	Vanguard	Target Retirement 2050 Fund	466,263	504,815
	Vanguard	Target Retirement 2040 Fund	635,668	723,816
	Total investments per financial statements			788,271,857
*	Participant Loans	3.00% to 8.50%	-	9,621,028
	Total investments per Form 5500			$ 797,892,885

* Represents Parties-In-Interest as defined by ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Semiconductor Corporation
Retirement and Savings Program

Date: June 17, 2011



Edward J. Sweeney
Chairman, Administrative Committee of the
National Semiconductor Corporation
Retirement and Savings Program

INDEX TO EXHIBITS

Designation	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement Number 33-48943 on Form S-8 of National Semiconductor Corporation filed with the Securities and Exchange Commission, pertaining to the Retirement and Savings Program of National Semiconductor Corporation of our report dated June 17, 2011, with respect to the financial statements and supplemental schedule of National Semiconductor Corporation Retirement and Savings Program included in this Annual Report (Form 11-K) as of December 31, 2010 and for the year then ended.

Morris, Davis & Chan LLP

Oakland, California
June 17, 2011

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina